April 6, 2026

Daniel Vitt, Ph.D.
Chief Executive Officer
Immunic, Inc.
1200 Avenue of the Americas, Suite 200
New York, NY 10036

        Re: Immunic, Inc.
            Registration Statement on Form S-3
            Filed April 02, 2026
            File No. 333-294855
Dear Daniel Vitt Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Grant J. Levine, Esq.